EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIOS

STANADYNE HOLDINGS, INC.	Successor			Predecessor
	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
(Loss) income from continuing operations before income taxes and minority interest	$(2,591)	$3,268	$6,528	$(6,194)	$12,050	$2,394
Fixed charges deducted from earnings	29,362	28,568	8,899	5,186	8,863	10,032

Earnings available for payment of fixed charges	$26,771	$31,836	$15,427	$(1,008)	$20,913	$12,426

Fixed charges:
Interest expense, net	$18,308	$18,379	$7,576	$4,335	$7,184	$8,257
Amortization of deferred financing fees	10,364	9,490	1,031	434	952	1,029
Portion of rent deemed to be interest	690	699	292	417	727	746

Total fixed charges	$29,362	$28,568	$8,899	$5,186	$8,863	$10,032

Ratio of earnings (deficiency) to fixed charges	0.9	1.1	1.7	(0.2)	2.4	1.2

STANADYNE CORPORATION	Successor			Predecessor
	Year Ended December 31, 2006	Year Ended December 31, 2005	148 Days Ended December 31, 2004	218 Days Ended August 5, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Income from continuing operations (loss) before income taxes and minority interest	$5,837	$10,793	$6,747	$(6,194)	$12,050	$2,394
Fixed charges deducted from earnings	21,037	21,107	8,681	5,186	8,863	10,032

Earnings available for payment of fixed charges	$26,874	$31,900	$15,428	$(1,008)	$20,913	$12,426

Fixed charges:
Interest expense, net	$18,321	$18,379	$7,576	$4,335	$7,184	$8,257
Amortization of deferred financing fees	2,026	2,029	813	434	952	1,029
Portion of rent deemed to be interest	690	699	292	417	727	746

Total fixed charges	$21,037	$21,107	$8,681	$5,186	$8,863	$10,032

Ratio of earnings (deficiency) to fixed charges	1.3	1.5	1.8	(0.2)	2.4	1.2